REQUEST FOR WITHDRAWAL

                       Date of Request: November 30, 2005


                             Brookmeade Corporation
                 (Name of Small Business Issuer in Its Charter)


            NEVADA                                            90-0103473
(State or Other Jurisdiction of                            (I.R.S. Employer
 Incorporation or Organization)                           Identification No.)


 3620 Nile Street, San Diego, CA 92104                      (619) 200-5326
(Address of principal Executive Offices)             (Issuer's Telephone Number)


Securities Act registration statement file number to which this Form relates:
333-121680


ITEM 1. WITHDRAWAL OF REGISTRATION STATEMENT

On December 28, 2004, Brookmeade Corporation, a Nevada corporation, filed a Registration Statement on Form SB-2, File No. 333-121680, with the Securities and Exchange Commission. The Board of Directors of Brookmeade Corporation have determined that it is the best interests of the company and its shareholders to request a withdrawal of the Registration Statement on Form SB-2, File No. 333-121680. None of the shares being offered pursuant to the registration statement have been offered or sold.

                                   SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in San Diego, CA on November 30, 2005.

BROOKMEADE CORPORATION, A Nevada Corporation


By: /s/ Vernon Franck
   ----------------------------
   Vernon Franck
   President and Director